UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 16, 2019

(Date of earliest event reported)

SlideBelts, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-3346479
(State or other incorporation)	(I.R.S. Employer Identification No.)

5272 Robert J Matthews Pkwy

El Dorado Hills, CA 95762

(Full mailing address of principal executive offices)

+1 (888) 754-3311

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 8. Certain Unregistered Sales of Equity Securities

On April 11, 2019, SlideBelts, Inc. (the “Company”) entered into an agreement to sell 12,871,000 shares of its Class C Common Stock (the “Shares”) to Alex Chnaiderman for total proceeds of $1,100,000 pursuant to a securities purchase agreement (the “SPA”), representing approximately $0.085463 per share. The SPA is attached hereto as Exhibit 6.17. The Company’s sale of the Shares will be made in reliance upon the exemption from securities registration afforded by the provisions of Rule 506(c) of Regulation D of the Securities Act of 1933, as amended (the “Act”). As of the date of this 1-U, Mr. Chnaiderman is a Director of the Company.

Pursuant to the terms of the SPA, Mr. Chnaiderman was granted approval rights for certain actions by the Company, including, (i) any material changes to the Company’s marketing or advertising plans, (ii) any indebtedness to be incurred by the Company other than to vendors in the ordinary course of business, (iii) any new hires, other than replacements, (iv) any purchases by the Company in excess of $150,000, (v) any plans to develop new products, (vi) the adoption of budgets, and (vii) any material changes to a budget that has already been adopted.. In addition, the Company was granted a redemption right for the Shares until March 31, 2024, until which the Company may repurchase all or any part of the Shares from Mr. Chnaiderman for $0.1194 per share. This right is held by the Company; Mr. Chnaiderman may not demand redemption of the Shares.

The foregoing summary of the SPA does not purport to be complete, and is qualified in its entirety by reference to the full text of the SPA substantially in the form filed as Exhibit 6.17 hereto.

Management of the Company believes this investment is in the best interest of the Company. Mr. Chnaiderman is a seasoned entrepreneur and his additional involvement in the strategy and operations of the Company beyond his role as a Director will bring added value to the Company.

Further, the sale of our Class C Common Stock does not impact the ongoing offering of our Class A Common Stock under Regulation A. We will reflect the creation and sale of our Class C Common Stock and additional services to be provided by Mr. Chnaiderman is a supplement to our ongoing offering under Regulation A.

Item 9. Other Events

On April 8, 2019, the Company’s Board of Directors and sole voting stockholder authorized a Certificate of Amendment of its Amended and Restated Certificate of Incorporation, attached hereto as Exhibit 2.4 (the “Certificate of Amendment”) in order to effect the sale of Shares to Mr. Chnaiderman referenced above. The Company received confirmation from the office of the Secretary of State of the State of Delaware that the Certificate of Amendment had been accepted by such office for filing as of April 12, 2019. The Certificate of Amendment increased the authorized shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) to 121,500,000, and designated 20,000,000 shares of the Common Stock as a new series of Common Stock - Class C Common Stock. The Class C Common Stock is identical to the Class A Common Stock, other than the fact that it is entitled to a preferred dividend over the Class A Common Stock and Class B Common Stock that is payable only out of surplus or net profits of the Company.

The foregoing summary of the Certificate of Amendment does not purport to be complete, and is qualified in its entirety by reference to the full text of the Certificate of Amendment substantially in the form filed as Exhibit 2.4 hereto.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SlideBelts, Inc.

By	/s/ Brig Taylor
Brig Taylor, Chief Executive Officer
SlideBelts, Inc.

Date:	April 16, 2019

Exhibit Index

Exhibit No.	Description

2.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of SlideBelts, Inc., dated April 8, 2019
6.17	Form of Class C Stock Purchase Agreement dated April 8, 2019